UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT
TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from .................... to ....................

Commission file number:  (1-11806)

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN
(Full title of the plan)

ETHAN ALLEN INTERIORS INC.
(Name of issuer of the securities held pursuant to the plan)

Ethan Allen Drive, Danbury, CT 06813
(Address of principal executive office)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Plan Benefits, Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

Supplemental Schedules:
Schedule G, part III - Schedule of Non-Exempt Transactions for the Year Ended December 31, 2004	10

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2004	11

All other schedules have been omitted as they are not applicable.

Signature	12

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors of Ethan Allen Interiors Inc.,
Ethan Allen Retirement Committee, and Participants of
The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G, part III – schedule of non-exempt transactions and Schedule H, Line 4i – schedule of assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 24, 2005
Stamford, Connecticut

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003

Assets:
Investments:
Mutual funds	$103,031,561	91,313,567
Collective trust	28,711,502	32,146,789
Common stock	23,875,947	25,388,884
Participant loans	5,099,936	5,286,107

Total investments	160,718,946	154,135,347
Employer contributions receivable	3,440,652	3,703,902
Employee contributions receivable	326,750	586,701

Total assets	164,486,348	158,425,950
Liabilities:
Refunds payable for excess contributions	26,116	--

Net assets available for plan benefits	$164,460,232	158,425,950

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributed to:
Net appreciation in fair value of investments	$8,679,746	24,634,271
Interest income	284,120	313,104
Dividend income	4,513,618	2,019,805
Contributions:
Employer contributions	3,697,043	3,897,742
Employee contributions	12,085,109	12,318,638

Total contributions	15,782,152	16,216,380

Total additions	29,259,636	43,183,560

Deductions from net assets attributed to:
Benefits paid to participants	(23,147,979)	(16,203,923)
Administrative expenses	(77,375)	(69,153)

Total deductions	(23,225,354)	(16,273,076)

Net increase	6,034,282	26,910,484
Net assets available for plan benefits:
Beginning of year	158,425,950	131,515,466

End of year	$164,460,232	158,425,950

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(1)        Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. (the “Company” or the “Employer”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock, which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants’ accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan is offered to all employees who have completed at least three consecutive months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $13,000 and $12,000 in 2004 and 2003, respectively, to the 401(k) portion of the Plan. Since January 1, 2000, the Company has maintained a policy of matching $1.00 for $1.00 on the first $500 of before-tax contributions and $0.50 on the $1.00 on the next $1,000 of before-tax contributions. As such, the maximum annual Company match is $1,000 and such match follows the participants’ investment choices as of the date paid. Effective January 1, 2005, the Company’s matching policy was increased to $1.00 for $1.00 on the first $500 of before-tax contributions and $0.50 on the $1.00 on the next $1,600 of before-tax contributions. As such, the maximum annual Company match increases to $1,300 and such match will follow the participants’ investment choices as of the date paid. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

Employer contributions, if any, to the profit sharing portion of the Plan on behalf of each participant are determined by the board of directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $41,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue Code) or (ii) 100% of the participant’s compensation for that Plan year, reduced by any other contributions on the participant’s behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit sharing contributions for the Plan in 2004 or 2003.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer match contributions. Participant contributions, Employer matching contributions, and Employer profit sharing contributions vest immediately.

Investment of Funds

During 2004 and 2003, the amounts contributed to the Plan were invested in one or more of the following investment options at the direction of the participants. A brief description of each investment option is provided below.

American Century Brokerage Fund – The American Century Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through American Century. Effective February 14, 2004, this fund was removed from the Plan’s investment offerings and replaced by the JPMorgan Invest Self-Directed Brokerage Fund.

American Century Stable Asset Fund – The American Century Stable Asset Fund invests in a diversified portfolio of high-quality investments issued by major financial institutions and in collateralized stable value vehicles, including guaranteed investment contracts. The fund is managed by SEI Trust Company and Dwight Asset Management Company.

American Century Strategic Allocation Aggressive Fund – The American Century Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

American Century Strategic Allocation Conservative Fund – The American Century Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on quality bonds and money market securities over stocks. The fund’s targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

American Century Strategic Allocation Moderate Fund – The American Century Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

American Funds AMCAP Fund – The American Funds AMCAP Fund seeks to provide long-term growth of capital. The fund invests in established growth companies of any size with proven records of steady, above-average earnings, and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

Artisan MidCap Growth Fund – The Artisan MidCap Growth Fund seeks long-term capital growth through a diversified portfolio of mid-sized companies that exhibit franchise characteristics.

Barclays Global Investors S&P 500 Stock Fund – The Barclays Global Investors S&P 500 Stock Fund seeks to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

Columbia Acorn Fund – The Columbia Acorn Fund seeks long-term growth of capital by investing primarily in the stocks of small- and medium-sized companies. The fund generally invests in stocks of global companies with market capitalizations of less than $2 billion with the intention of holding them as the issuing companies grow and divesting them when they become larger.

Ethan Allen Common Stock – At December 31, 2004 and 2003, the Plan held unrestricted shares of common stock of the Company totaling 596,600 and 605,719 shares, respectively. Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $40.02 and $41.88 per share at December 31, 2004 and 2003, respectively.

Growth Fund of America – The Growth Fund of America invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

JPMorgan Invest Self-Directed Brokerage Fund – The JPMorgan Invest Self-Directed Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through JPMorgan.

JPMorgan MidCap Value Fund – The JPMorgan MidCap Value Fund seeks to provide long-term growth from mid-capitalization stocks. This invests in medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion.

PIMCO Total Return Bond Fund – The PIMCO Total Return Bond Fund seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

Templeton Foreign Fund – The Templeton Foreign Fund seeks long-term capital growth by investing in equity securities of companies located outside the U.S., including emerging markets.

Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JPMorgan, as Plan recordkeeper, for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant’s termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

Loans are processed by the Plan recordkeeper upon approval of the application. The Plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates during both 2004 and 2003 ranged from 5.00% to 10.50%.

Participants’Accounts

A separate account is maintained for each participant. Net investment income (loss) is comprised of interest income, dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions are allocated to each participant based on each participant’s compensation to total compensation of all participants during the year. In 2004 and 2003, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Company.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contribution and participant rollover contributions at any time; early withdrawal of before-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.

In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 59½; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant’s termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 70½.

(2)        Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between JPMorgan Chase Bank (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value, which approximates fair value. These contracts are fully benefit responsive and are credited with actual earnings on the underlying investments and are charged for Plan withdrawals and administration expenses charged by the issuer of the respective contracts. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates ranged from 3.07% to 3.48% for 2004 and 3.90% to 4.24% for 2003.

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Loans to participants are stated at cost, which approximates fair value.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

Payment of Benefits

Benefits are recorded when paid.

(3)        Investments

The following table presents the Plan’s investments which represent 5% or more of the Plan’s net assets available for plan benefits at December 31:

	2004	2003

Investments at fair value as determined by quoted market price:
Mutual funds:
Growth Fund of America	$25,289,590	23,703,221
American Funds AMCAP Fund	22,097,267	21,630,339
American Century Strategic Allocation Moderate Fund	15,376,156	13,623,026
JPMorgan MidCap Value Fund	8,512,767	6,489,314	*
Templeton Foreign Fund	8,433,220	6,947,432	*
Common stock:
Ethan Allen Interiors Inc.	23,875,947	25,388,884
Collective trust:
American Century Stable Asset Fund	28,093,020	31,899,410

*	Fund investments did not represent 5% or more of the Plan’s net assets available for plan benefits in 2003

During 2004 and 2003, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003

Mutual funds	$9,889,210	19,844,492
Common stock	(1,260,403)	4,743,745
Collective trust	50,939	46,034

Net appreciation in fair value of investments	$8,679,746	24,634,271

(4)        Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

(5)        Parties-in-Interest

Certain Plan investments represent shares of mutual funds managed by JPMorgan, which also serves as Plan’s recordkeeper and Trustee. Therefore, transactions involving these mutual funds qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $64,375 and $54,678 for the years ended December 31, 2004 and 2003, respectively.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

(6)         Tax Status

The Company has received a determination letter from the Internal Revenue Service dated May 21, 2002 stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Schedule G, part III – Schedule of Non-Exempt Transactions
For the Year Ended December 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including maturity date, rate of interest, collateral, par, or maturity value	Purchase price	Selling price	Lease rental	Expense incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or loss on each transaction
Cesar R. Castaneda (###-##-####)	Participant	Loan was inadvertently issued with a 20-year term as a result of a clerical error made during loan set-up by the Plan Recordkeeper (JP Morgan)*	--	--	--	--	--	$5,815	--

*	In 2004, this loan was inadvertently originated with, and amortized over, a 20-year term as a result of a clerical error made during loan set-up by the Plan Recordkeeper (JP Morgan). The term exceeded the maximum allowable 10-year term, as prescribed by the Plan Document, for loans used in the purchase of a primary residence and, as such, resulted in a non-exempt transaction. This clerical error will be corrected in 2005 and the loan will be reamortized such that it will be repaid within 10 years of the loan origination date.

See accompanying report of independent registered public accounting firm.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

*	American Century Stable Asset Fund	Collective Trust	$ 28,093,020
*	American Century Strategic Allocation Aggressive Fund	Mutual Fund	6,279,770
*	American Century Strategic Allocation Conservative Fund	Mutual Fund	4,045,735
*	American Century Strategic Allocation Moderate Fund	Mutual Fund	15,376,156
	American Funds AMCAP Fund	Mutual Fund	22,097,267
	Artisan MidCap Growth Fund	Mutual Fund	7,724,259
	Barclays Global Investors S&P 500 Stock Fund	Collective Trust	618,482
	Columbia Acorn Fund	Mutual Fund	3,066,241
*	Ethan Allen Common Stock	Common Stock	23,875,947
	Growth Fund of America	Mutual Fund	25,289,590
*	JPMorgan Invest Self-Directed Brokerage Fund	Mutual Fund	1,564,995
*	JPMorgan MidCap Value Fund	Mutual Fund	8,512,767
	PIMCO Total Return Bond Fund	Mutual Fund	641,561
	Templeton Foreign Fund	Mutual Fund	8,433,220
*	Participant loans	1,259 loans made to Plan participants; rates range from 5.00% to 10.50%; maturities from 1/1/05 to 2/5/2026	5,099,936

	Total investments		$160,718,946

* Denotes a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	THE ETHAN ALLEN RETIREMENT SAVINGS PLAN By: Ethan Allen Interiors Inc. By: /s/ Jeffrey Hoyt —————————————— Name: Jeffrey Hoyt Title: Vice President, Finance